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                             UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   5   )*
                                         ------

                             TRO Learning, Inc.
                     ----------------------------------
                              (Name of Issuer)

                               Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                87263R 10 9
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of  5  Pages
                                        ---

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CUSIP No. 87263R 10 9                    13G               Page  2  of  5  Pages
          ---------                                             ---     ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     William R. Roach
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

      United States
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Number of Shares              (5) Sole Voting
 Beneficially                       Power                     1,276,140
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                          --
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power
                                            1,234,012 (excludes 42,128 shares)
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                          --
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,234,012
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

       X See Item 6 attached hereto
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      18%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  5  Pages
                                                               ---    ---

  This Amendment No. 5 to Schedule 13G filed by William R. Roach ("Roach"), relates to the Schedule 13G (the "Schedule 13G") filed by Roach relating to the common stock, par value $0.01 per share ("Common Stock"), of TRO Learning, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. All capitalized terms used herein and not otherwise defined herein have the meanings assigned to them in the Schedule 13G.

ITEM 1(A).  NAME OF ISSUER
            TRO Learning, Inc.

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ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            1721 Moon Lake Boulevard
            Suite 555
            Hoffman Estates, IL 60194

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ITEM 2(A).  NAME OF PERSON(S) FILING
            William R. Roach

-------------------------------------------------------------------------------

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE See Item 1.b. above

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ITEM 2(C).  CITIZENSHIP
            United States

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ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common Stock
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ITEM 2(E).  CUSIP NUMBER
            87263R 10 9
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ITEM 3.  Not Applicable

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
        1,276,140 shares of Common Stock*
    ---------------------------------------------------------------------------

    (b) Percent of Class:
        18%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              1,276,140*
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              1,234,012*
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              0
              -----------------------------------------------------------------

-----------------------
* Includes 312,402 shares of Common Stock subject to purchase pursuant to the exercise of options exercisable currently or within 60 days of December 31, 1997.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

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                                                          Page  4  of  5  Pages
                                                               ---    ---


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Of the 1,276,140 shares of Common Stock over which Roach maintains the sole power to vote or direct the vote, 42,128 shares are held of record by the adult children of Roach but as to which Roach disclaims beneficial ownership. Such children of Roach are entitled to receive the dividends on and the proceeds from the sale of such shares of Common Stock.

-------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable
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ITEM 10. CERTIFICATION

         Not Applicable
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 23, 1998


 /s/  William R. Roach
-----------------------------
      William R. Roach